

LAND and BUILDINGS

AIMCO — 26 YEARS IS LONG ENOUGH

VOTE GOLD FOR SPECIAL MEETING

OCTOBER 2020

L&B

www.AimHighAIV.com

CALLING FOR A SPECIAL MEETING OF AIV SHAREHOLDERS



TABLE OF CONTENTS

L&B

1. WHY ARE WE HERE? — VOTE FOR SPECIAL MEETING

WHY ARE WE HERE? – AIV LEADERSHIP IS STIFLING SHAREHOLDER VOICES

APARTMENT INVESTMENT AND MANAGEMENT COMPANY (NYSE: AIV; APARTMENTS)



Aimco
• APARTMENT HOMES •

AIV owns and operates a large portfolio of B+ apartments in 17 states

Published Net Asset Value	$58/share
Stock Price (as of 9/30/20)	*$33.72*
Equity Market Cap	*$5.3B*
Dividend Yield %	*4.5%*
Upside to NAV + Annual Dividend	*77%*





AIV's proposed TAXABLE spin will distribute 90% of AIV apartments to shareholders; AIV has REFUSED to put the spin to a shareholder vote

Vote GOLD for Special Meeting to advise on proposed spin-off

The Proposed Spin-off Impairs Company Stated Net Asset Value

- Shareholders will incur up to $8 in taxes and neither entity will likely trade at NAV in Company base case
- Separation does not reduce complexity as claimed as two entities have on-going complex relationship

Material Conflicts with Chairman/CEO and Shareholders, In Our View

- Chairman/CEO Terry Considine avoids the substantial tax incurred for the vast majority of his ownership, and may be reluctant to sell assets given low tax basis relative to other shareholders in our view
- Considine will initially be Chairman/CEO of both entities and current AIV Board of Directors (the "Board") will be board of spin-off

Persistently and Consistently Underperforming Under Current Leadership

- Under the leadership of Chairman/CEO Considine, the last 26 years, the Company has underperformed Apartment Peers as well as the most recent 1, 3, 5-years under the current Board
- We believe long-tenured Board is out of touch with market conditions and that it is unlikely the Board considered new leadership or a sale as part of review of options to maximize value for all shareholders
- Consistently traded at large discount to Apartment Peers and consensus NAV

Source: Company filings; Note: Valuations referenced in this presentation are based on Land & Buildings' views, estimates and analysis of publicly available information on AIV, See Slide 6 for definition of Apartment Peers.

L&B
www.AimHighAIV.com
4

PORTFOLIO OVERVIEW

AIV OWNS A LARGE PORTFOLIO OF PRIMARILY CLASS B APARTMENTS

> Apartment & Investment Management Company is a real estate investment trust focused on the ownership and management of apartment communities located in select markets in the United States

> AIV is one of the country's largest owners and operators of apartments, with ownership interests in 125 apartment communities in 17 states and the District of Columbia

Portfolio Statistics

Communities/Units	125/32,938
Average Occupancy	95.5%
Average Unit Rent	$2,254
Estimated Value per Unit	$398,000

Geographic Footprint



Top 10 Markets

Market	% of NOI	Units	Quality Grade
Los Angeles	18.3%	3,690	A-
Boston	13.8%	4,689	B
Suburban Virginia	10.2%	3,672	B
Philadelphia	8.7%	1,729	A+ / A++
San Francisco	7.6%	1,561	B+ / A-
San Diego	7.4%	2,353	B+ / A-
Denver	4.5%	1,886	B
Miami	4.4%	880	B+ / A-
Chicago	4.2%	1,729	B
Orange County	2.7%	966	A-
Top-10 Markets	82%	23,156	
AIV Totals	*100%*	*32,625*	*B / B+*

Source: Green Street; Company filings

L&B

SHAREHOLDERS DESERVE A CHOICE IN THIS MAJOR TRANSACTION

WE BELIEVE THE PROPOSED TAXABLE SPIN OF ~90% OF AIV'S VALUE SHOULD REQUIRE SHAREHOLDER APPROVAL

> Chairman/CEO Terry Considine, along with the long-tenured Board, approved the spin-off of ~90% of the Company and *refuse to put it to a shareholder vote* as the Board and its army of high-priced advisors "have determined" what is best for shareholders

> The spin-off may cost spin shareholders as much as $8 per share in taxes while *providing no cash to shareholders* to pay the taxes; to add insult to injury, AIV shares have underperformed Apartment Peers from the Company's Sept. 14th announcement to the time of Land & Buildings' Sept. 22nd public letter

> Chairman/CEO *Terry Considine will incur no tax on unit ownership and will initially remain in his roles at both companies*, likely doubling up on compensation, which creates a material conflict between shareholders and Mr. Considine in our view

> Shareholders will be left with two companies – Aimco and AIR – which combined are unlikely to trade anywhere close to the Company stated $58 NAV, in our view, and the Company's own materials confirm in the most optimistic case, the *value falls well short of $58 NAV**

> Company is muzzling shareholders from having their voices heard on the future of their Company by *rushing to complete the proposed transaction in December 2020*, well before AIV's 2021 Annual Meeting of Shareholders (the "2021 Annual Meeting") typically held in April

> The Board should have considered all alternatives to maximize value for shareholders, *including developing a succession plan and considering a sale of the Company*, not the narrow options they outlined, in our view

Source: Company filings and Land & Buildings' views and analyses.
Note: Apartment Peers defined throughout this presentation as AvalonBay Communities, Inc. (AVB), Camden Property Trust (CPT), Essex Property Trust (ESS), Equity Residential (EQR), Mid-America Apartment Communities, Inc. (MAA), and UDR, Inc. (UDR) as disclosed in the Company's Proxy Statement filed with the SEC on March 11, 2020.
*Based on Company's estimated valuation of AIV and AIR combined post-spin with $52 per share representing the high-end as disclosed in AIV's press release, dated September 22, 2020.

L&B

MAXIMIZING VALUE FOR ALL SHAREHOLDERS

EVALUATE ALL ALTERNATIVES — FIX AIMCO OR SELL IT

75%+ Upside to AIV's Published NAV (Private Market Real Estate Value)

- Board's plan to fix AIV falls well short of it's $58 NAV even in its most optimistic scenarios*

- To fix the Company the shareholders should demand a highly regarded and effective management team, truly independent board and industry leading value-creating capital allocation, in our view

- Starwood, KKR, and Blackstone reiterated as recently as early October that apartments are at the top of their shopping list with "wild bidding" and cap rates below 4.5%; AIV trades at a 6.2% implied cap rate

We Believe Shareholders Should Demand and Deserve:

Highly Regarded Management → Truly Independent Board → Value Creating Capital Allocation → Evaluate All Strategic Alternatives

PLEASE CONSENT TO THE CALLING OF SPECIAL MEETING ON LAND & BUILDINGS' GOLD REQUEST CARD AS SOON AS POSSIBLE

Source: Company filings and Land & Buildings' views and analyses.
*Based on Company's estimated valuation of AIV post-spin as disclosed in AIV's press release, dated September 22, 2020.

WHAT'S THE RUSH?

WE BELIEVE BOARD HAS DESIGNED SPIN TO DELIBERATELY AVOID SHAREHOLDER VOTE

09/14/20
AIV announces the reverse spinoff of 90% of assets through a taxable spin

09/22/20
L&B demands AIV Board of Directors put spin to vote by Sept. 28

09/22/20
AIV provides tax information indicating concerning tax treatment for CEO/Chairman

09/25/20
L&B receives letter from AIV refusing to call for Special Meeting

09/29/20
AIV fails to put spin to vote, L&B files papers with SEC to call a Special Meeting

10/7/20
L&B to set as record date for Special Meeting request*

December 2020
AIR expected to be spun without shareholder vote

11/4/20
AIV record date for call of Special Meeting - 43 days after L&B requested a vote on spin



AIV announces the formation of Apartment Income REIT ("AIR")… L&B: "without share holder consent"

Press Release

AIMCO PROVIDES ADDITIONAL TAX INFORMATION RELATED TO 2020 PROPERTY SALES AND SPIN-OFF

AIV provides tax information demonstrating, in our view, conflict between CEO and Shareholders - L&B: "Only amplifying our concerns"

AIV replied to L&B letters and did not indicate that AIV would voluntarily call a Special Meeting to vote on the proposed spin-off

LANDandBUILDINGS

L&B: "Company's Recent Attempts to Justify Plan for Business Separation Have Only Further Revealed Extent to Which Transaction Would Benefit Management at the Expense of Shareholders."

MANANAGEMENT IS ATTEMPTING TO RUSH THROUGH A POORLY CONCEIVED AND POTENTIALY VALUE DESTRUCTIVE SEPARATION THAT BENEFITS MANAGEMENT AT THE EXPENSE OF SHAREHOLDERS, IN OUR VIEW

*Although AIV set Nov. 4th as the record date for determining shareholders entitled to request a special meeting, L&B intends to set Oct. 7 as its own record date given the Company's delay tactics and will work with voting intermediaries to reconcile all shareholder votes with the Nov. 4th record date set by the Company.

AIV'S DELAY TACTICS DEPRIVE SHAREHOLDERS OF REFERENDUM ON SPIN-OFF

WE BELIEVE THE BOARD IS ATTEMPTING TO DELAY THE SOLICITATION PROCESS IN ORDER TO EVADE AN ADVISORY VOTE

- AIV set Nov. 4th as the record date for determining shareholders entitled to request a special meeting – 36 days after Land & Buildings filed its preliminary solicitation materials seeking shareholder support to call a Special Meeting to conduct an advisory vote on the proposed spin and 43 days following Land & Buildings' public call on the Board to voluntarily put the transaction to a shareholder vote

- AIV and its advisors are well aware that Land & Buildings' Special Meeting request is just the first step in the two–step solicitation process required to call and hold the Special Meeting yet sets Nov. 4th as the record date for the first step despite publicly stating that the spin is expected to close in December of 2020

- We even asked the Board to set a new record date given this timeline but it again refused to do the right thing for shareholders

- It seems clear to us that the Board is attempting to delay the solicitation process in order evade an advisory vote on the proposed spin

- We believe this delay tactic represents a thinly veiled attempt by the Board to create the illusion that it is being responsive to shareholder concerns despite the fact that shareholders are being deprived of the opportunity to have their voices heard on this material transaction, in our view

- Shareholders deserve a referendum on the sale of ~90% of the Company's assets, which is expected to close prior to the Company's 2021 Annual Meeting, when AIV's directors would be up for re-election

- The Board's latest maneuver has only solidified our belief that this Board cannot be trusted and that having a shareholder referendum on the proposed spin-off is more critical than ever

L&B

A SPECIAL MEETING IS CRITICAL TO PROTECT SHAREHOLDERS

L&B REQUESTED A SPECIAL MEETING BECAUSE SHAREHOLDERS' VIEWS COUNT

> At the Special Meeting, we will seek shareholder approval to request that the Board put any proposed separation or spin-off involving AIV to a shareholder vote and to refrain from proceeding with any such proposed transaction unless approved by a vote of a majority of the Company's shareholders

> Why is the Special Meeting necessary?

>> We believe value could be destroyed, an Aimco/AIR spin-off could result in a permanent impairment to NAV of up to $8/Share

>> Spin-off is being rushed to complete prior to annual shareholder meeting, clearly aiming to benefit some shareholders over others, in our view

>> Management and Board's poor investment and performance track record have not given reason to earn shareholders trust in our view

>> Shareholders and analyst clearly have concerns

>> We believe there are better alternatives to create value

PLEASE CONSENT TO THE CALLING OF SPECIAL MEETING ON LAND & BUILDING'S GOLD REQUEST CARD AS SOON AS POSSIBLE

Note: At this time, Land & Buildings is only soliciting written requests to call the Special Meeting. In the event the Special Meeting is called, Land & Buildings will then solicit shareholder votes for the approval of the non-binding proposals described in Land & Buildings' definitive proxy statement filed with the SEC on October 16, 2020.

L&B

TRANSACTION OVERVIEW: BAD CO. AND WORSE CO.

A DIVESTMENT OF 90% OF THE COMPANY SHOULD REQUIRE SHAREHOLDER APPROVAL

- "Bad Co.," or Apartment Investment REIT ("AIR" or "SpinCo"), will own ~90% of Company assets and "Worse Co." or Aimco ("AIV" or "RemainCo") will own ~10% of the assets which management believes are weighing down the valuation of the Company
- Bad Co. Board will be comprised of the current Board of the Company and will be led by the current Chairman and CEO Terry Considine
    - Did the Board consider that AIV's substantial underperformance is due to the leadership? There is a clear failure of Board oversight, in our view
- Worse Co. owner of a hodgepodge of uncertain developments / redevelopments and security interests in real estate including office

Did the Board and its advisors consider how long it would take to achieve NAV versus a sale of the company or new leadership?

Proposed Transaction



Aimco • APARTMENT HOMES •

NYSE: AIV
Market Cap: $5.0B
Company NAV: $58/Share

Spin-Off 90% of AIV's Enterprise Value

SpinCo
NAV Est: $50/Share
Public Market Value: ?

RemainCo
NAV Est: $8/Share
Public Market Value: ?

Permanent impairment to NAV of up to $8/Share

Source: Company filings; Land & Buildings' views and analyses

INVESTMENT COMMUNITY HAS DOUBTS ABOUT THE SPLIT

INVESTORS AND SELL-SIDE ANALYSTS ARE QUESTIONING THE MERITS OF THE PROPOSED TRANSACTIONS

> In a downgrade to Sell "Trading a Quarter for Two Dimes", Citi Analyst Bilerman cited "…**we believe the restructuring is not value enhancing** and actually adds more complexity, leading to two subpar entities, a higher dividend payout ratio, and **significant tax consequences for taxable shareholders**…"– *Citi*

> "… with existing Chairman and CEO Terry Considine overseeing both entities,… **we believe this muddles the "simplicity" and "independence" potential benefits to the AIR story.**" – *KeyBank*

> "… We believe **AIMCO likely faces an exit from the S&P as a result of this transaction,** which could drive certain investors to exit the stock." – *Mizuho*

> "…the spinoff in isolation, *may not add meaningful shareholder value.*" – *Green Street*

Investors and Clients Are Highly Skeptical of Spin in Citi Survey

Will AIV create additional value through the announced spin?



Should AIV have a shareholder vote to approve the transaction?



Note: Citigroup poll as of 7:30 am ET on September 23rd, 2020. Survey was conducted online, The participants were anonymous, and the sample was limited.

L&B

AIV BOARD HIDES BEHIND STATE LAW TO AVOID SHAREHOLDER VOTE, IN OUR VIEW

USUALLY A SALE OF MOST OF A CORPORATION'S ASSETS REQUIRES SHAREHOLDER APPROVAL

- Board is demonstrating a disdain for shareholders, in our view, opting to spin 90% of the Company's assets without requiring shareholder approval under a Maryland law exception despite the distribution representing a substantial majority of its assets
- If the Board had chosen an alternative transaction such as a sale of the Company, such a sale of substantially all of the assets would require shareholder approval and we believe the split should be viewed under the same standard as a fundamental change in the business
- We believe this reflects a thinly veiled attempt by management and the Board to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the Company

AIV's attempt to justify not having a shareholder vote

No spin-off transaction has been submitted to a shareholder vote in the last 10 years (unless the transaction involved a subsequent merger, controlled company, or share reclassification)

Quite a disingenuous statement… a spin-off almost always involves separating a minority stake of a company, however, we don't view spinning 90% of the assets as a typical spin-off, particularly when state law generally requires such a substantial sale of assets to require shareholder approval.

Source: Company filings

AIV DOES NOT WANT TO HEAR FROM THEIR SHAREHOLDERS, IN OUR VIEW

AIV BOARD VIEWS SHAREHOLDERS VOICES AS "DISTRACTING"

- Are shareholders to trust that the Board and Management which have presided over decades of underperformance know better than shareholders what is best for AIV?

The Company believes that listening to shareholders is "distracting"

At what cost?

- × ~$1 billion in taxes
- × Material banker fees that could total $0.50/share
- × Substantial debt breakage costs

The Board has no regard for its shareholders in our view

The Board Believes the Land & Buildings Solicitation is Distracting and May Cause the Company to Incur Significant Costs

AIR, a newly-formed, self-managed real estate investment trust will provide a simple and transparent way to invest in the multi-family sector: ownership with public market liquidity of a diversified portfolio of apartment communities, with low financial leverage, limited execution risk, best-in-class operations, and sector low management costs.

Source: Company filings

BOARD'S OWN ANALYSIS MAKES CLEAR TO US THAT VALUE WOULD BE IMPAIRED

SHAREHOLDERS WILL LIKELY BE LEFT WITH LESS VALUE POST TRANSACTION ACCORDING TO THE BOARD

- AIV's own filings clearly illustrate two major problems with spin
  - Transaction not expected to close discount to NAV
  - Tax consequences are material

Base case for AIV still assumes stock trades >20% discount to NAV following transaction

Even in the upside scenario, AIV expects a $6 impairment to the stock value after tax or nearly $1 billion of value destruction

Company fillings show potential for material value destruction

Illustrative Example of US Individual Shareholder Federal Tax Implications

Illustrative Tax Impact for Shareholder with **$30 Basis** in Aimco Before Spin, Selling After Spin	Per Share (rounded)		
	Downside	Base	Upside
Hypothetical AIR Share Value After Spin-off	$30.00	$40.00	$50.00
Hypothetical Aimco Share Value After Spin-off	$4.00	$6.00	$8.00
Hypothetical Total Value After Spin-off	$34.00	$46.00	$58.00
Hypothetical Tax Basis in AIR Share After Spin-off	$30.00	$40.00	$50.00
Hypothetical Tax Basis in Aimco Share After Spin-off (see Chart 2 above)	$16.00	$16.00	$16.00
Hypothetical Tax Basis in Total After Spin-off	$46.00	$56.00	$66.00
Hypothetical Capital Loss	-$12.00	-$10.00	-$8.00
Hypothetical Tax Benefit Associated with Capital Loss[1]	$2.75	$2.50	$2.00
Hypothetical Total Value After Spin-off	$34.00	$46.00	$58.00
Hypothetical Total Estimated Income Tax on AIR Distribution (see Chart 1 above)	-$3.00	-$5.50	-$8.00
Hypothetical Tax Benefit Associated with Capital Loss	$2.75	$2.50	$2.00
Total Value After Tax	$33.75	$43.00	$52.00

Source: Company filings

2. A STRONG CASE FOR CHANGE

BOARD AND MANAGEMENT HAVE OVERSEEN ABYSMAL RELATIVE PERFORMANCE

LEADERSHIP HAS FAILED TO DELIVER TO SHAREHOLDERS ON THE MOST RELEVANT METRICS, IN OUR VIEW



- Massive TSR Underperformance to Proxy Peers
- Persistent Discount to NAV
- Operational Underperformance
- Capital Allocation Failures
- Excessive Chairman/CEO Compensation
- Over-Tenured Board

STRONG CASE FOR CHANGE GIVEN UNDERPERFORMANCE

AIV'S TOTAL RETURNS HAVE UNDERPERFORMED ALL RELEVANT PEERS SINCE ITS IPO AND 5-, 3-, AND 1-YEAR TIMEFRAMES

> Under Chairman/CEO Considine and the Board's leadership, AIV's Total Shareholder Returns the last 26 years as well as the past 1, 3, and 5 years have consistently and persistently underperformed proxy peers and REITs overall – despite a sound fundamental backdrop

> *The past five years Considine has earned >$35 million yet underperformed Proxy Compensation Peers by 24%*

> Underperformance, in our view, stems primarily from a long history of poor oversight, strategic vision and capital allocations decisions

Total Return Underperformance to Peers

Total Shareholder Returns	Trailing 5 Years	Trailing 3 Years	Trailing 1 Years	Since IPO (July 1994)
Apartment Investment and Management Company (NYSE: AIV)	8%	–18%	–33%	974%
AIV Underperformance vs. Apartment Peers	–13%	–14%	–6%	–907%
AIV Underperformance vs. Proxy Compensation Peers	–24%	–20%	–12%	–429%
AIV Underperformance vs. REITs	–25%	–26%	–19%	–39%

Source: Bloomberg, Company filings
Note: As of 9/21/20; Proxy Compensation Peers defined as AMH, ARE, BRX, CPT, DEI, DRE, ELS, EXR, FRT, PEAK, KRC, KIM, PLD, MAC, MAA, REG, SLG, SUI, TCO and UDR as disclosed in AIV's 2020 Proxy Statement; REITs defined as FNERTR Index. See slide 6 for definition of Apartment Peers.

L&B

DISCOUNT TO NAV HAS BEEN PERSISTENT

UNDER THE LEADERSHIP OF THE BOARD, AIV HAS TRADED AT A DISCOUNT TO NET ASSET VALUE

> AIV has traded at a persistent discount to NAV while Apartment Peers have often traded near or above NAV for much of this time

> The September sale by AIV of a joint venture interest in $2.4 billion of apartments confirms the strong appetite by private investors for apartments

> AIV's JV sale transaction highlights the substantial discount the shares trade at with an implied cap rate of 6.2% versus a sale closer to 4.0%



Persistently and Consistently Trading at a Discount to NAV

"...THE ANNOUNCED TRANSACTION <u>DOES NOT SOLVE ALL OF THE ISSUES,</u> AND ACTUALLY ADDS A FEW NEW ONES..." – *Citi*

Source: Green Street (Observed Premium/(discount) to NAV), Company filings

G&A COSTS ARE EXCESSIVE IN OUR VIEW NOT "LOWEST IN SECTOR"

MASSAGING THE NUMBERS ON SPIN CO. AIR TO OBSCURE EXCESSIVE G&A, IN OUR VIEW

- AIV defends its track record by taking credit for pro forma stats of a company that doesn't exist yet and shifting goal posts

Cherry picking in latest attempt to justify deal



AIR: Best-in-Class Portfolio and Property Operations

- ✓ High-quality portfolio diversified by market and price point:
  - ✓ ~$2.4bn California joint venture provides confirmation of GAV
- ✓ Peer leading property operations[1]:
  - ✓ Highest measured customer satisfaction and retention
  - ✓ Unequalled record of Controllable Operating Expense ("COE"), flat for past 10 years
  - ✓ Highest Same Store operating margins
- ✓ Strong balance sheet with lowest weighted average net cost of debt[2]
- ✓ Lowest relative G&A and offsite costs in sector[3]
- ✓ Lowest execution risk with no development or redevelopment[1]

Peer group consists of coastal peers AVB, EQR, ESS, and UDR; coastal peers chosen from proxy peers for comparability in geographic markets and average rent levels
1. Company estimates, based on company and peer filings
2. AIR based on company estimate; peers per Green Street Advisors
3. G&A and offsite costs as a percent of GAV, AIR based on company estimate; peers per Green Street Advisors; offsite costs include G&A and property management expenses

5

Lower G&A has not been the case historically

G&A as a % of Revenue	2015	2016	2017	2018	2019
Aimco	4.5%	4.7%	4.5%	4.3%	4.7%
Proxy Apartment Peer Average	*3.8%*	*3.8%*	*3.5%*	*3.4%*	*3.4%*
AIV Underperformance	-0.7%	-0.9%	-1.0%	-0.9%	-1.3%

We believe this demonstrates a clear display of cherry picking as Company has changed its peer set as described in its revocation statement for the special meeting, excluding two better performing Apartment Peers: CPT & MAA

Source: Company filings; Bloomberg

L&B

LONG TRACK RECORD OF OPERATIONAL UNDERPERFORMANCE

AIV UNDERPERFORMANCE IS CLEAR NO MATTER HOW THE COMPANY APPEARS TO WHITEWASH IT

- AIV is correct on one thing: they do have a "long-term track record of operating performance", just not a good one

Track Record of Poor Performance

Board Strategy Builds on Aimco Success

Aimco and its Board have a long-term track record of operating performance and strategic enhancements

- Best-in-class Property Operations
  - Peer-leading margins for 12 consecutive quarters
  - For the five years ended 2019, Aimco's same store COE CAGR was 1.0%, 120 bps better than its coastal peer average[1]
- Development and Redevelopment
  - Value added through renovation and repositioning of apartment communities through "short-cycle" and "long-cycle" redevelopments; over past five years over $1bn invested targeting unlevered free-cash-flow IRRs of 9% to 11%
- Portfolio Management
  - A portfolio diversified by geography and price point focused on properties with high land value located in submarkets with outsized future growth prospects
  - Average monthly revenue per home doubled to $2,254 over the last 10 years
  - Simplification of portfolio, including exit of the affordable housing business in 2018
- Investment Grade Balance Sheet
  - Using primarily property debt that is low-cost, long-dated, amortizing, and non-recourse; limiting entity and refunding risk while maintaining flexibility to sell or redevelop properties, lowering leverage from ~60% to low-30% in past eight years[2]

1. Coastal peers include AVB, EQR, ESS, and UDR, coastal peers chosen from proxy peers for greater comparability in geographic markets and average rent levels
2. Source: Green Street Advisors

17

Consistent track record of slower growth than Apartments Peers

Core FFO/share Growth	10 Year	5 Year	3 Year	1 Year
Aimco	63%	22%	9%	2%
Proxy Apartment Peer Average	*112%*	*31%*	*15%*	*6%*
AIV Underperformance vs. Proxy Performance Peers	-63%	-22%	-9%	-2%

Focus on "controllable" costs and easily manipulated NOI margins obscures lower margin reality

EBITDA Margin	2015	2016	2017	2018	2019
Aimco	55.4%	57.6%	58.6%	56.1%	61.5%
Proxy Apartment Peer Average	*58.9%*	*61.1%*	*61.3%*	*61.5%*	*63.8%*
AIV Underperformance	-3.6%	-3.5%	-2.7%	-5.4%	-2.3%

Source: Company filings; Bloomberg; Core FFO/share growth through actual full-year 2019 reported results

BOARD HAS NOT ARTICULATED HOW SPIN WILL REALIZE NAV

BOARD'S ATTEMPT TO FIX THE HISTORICAL HEAVY DISCOUNT TO NAV FAILS TO LOOK IN THE MIRROR

- Leadership of AIV, including the Board and Management, are to blame for historical discount to NAV as evidenced by track record of underperformance, which a spin will not fix absent replacing both, in our view

Board and management take no responsibility for underperformance



Board Strategy Targets Opportunity to Improve FFO Multiple
Notwithstanding excellent real estate and strong operational performance, Aimco shares have traded at a discount to peers
Last 3 Years: Price / NTM FFO¹
27.0x
21.0x
15.0x
9.0x
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
15.9x
14.1x
AIV
Multifamily Peers

The buck normally stops in the C-suite and Board, however, in this case they appear to take zero responsibility

Source: Company filings

CEO'S EXCESSIVE COMPENSATION HAS LITTLE CORRELATION TO RETURNS

WE BELIEVE MR. CONSIDINE HAS BEEN EXCESSIVELY COMPENSATED AT SHAREHOLDERS' EXPENSE

> Chairman/CEO Terry Considine earns more than double the compensation of his Apartment Peers when adjusting for company size despite consistent and persistent underperformance

> Now Mr. Considine will become Chairman of the Board and CEO of both companies, likely double dipping compensation as well

> Mr. Considine likely will see stock options rewritten on a tax adjusted basis at AIR, in our view

> The proposed transaction will not only destroy shareholder value in our view, it will also cause many investors to incur a material tax, while Mr. Considine has most of his economic ownership in a different class of security which will not incur these taxes

> ~94% of Chairman/CEO Terry Considine ownership is not subject to the tax implications of the deal based on L&B estimates



$35 million in compensation over past 5 years, while underperforming Apartment Peers… that's 20% more compensation with a REIT half the size

Total Compensation Last 5 Years



$8.9M	$6.0M	$6.4M	$6.8M	$7.3M
2015	2016	2017	2018	2019

Source: Company filings, Bloomberg

CLEAR DISPLAY OF BAD CORPORATE GOVERNANCE

IS THE AIV BOARD ACTING IN THE BENEFIT OF ALL SHAREHOLDERS, OR JUST SOME?

- 5 out of 9 directors have been on the Board for more than 10 Years
- Each "independent" director is a member of every AIV committee and compensation reflects that
- Both ISS and Green Street have big concerns with AIV's governance
  - Green Street AIV governance score is 37 out of 100, lowest of all public apartment REITs covered
- Company has not opted out of "MUTA"
- Current AIV Board will become AIR Board
- Recently elected director John Rayis practiced law for 34 years at Skadden, which currently represents AIV, yet is considered "independent" by the Board

Excessive Board Tenure Raises the Question: Who Does the Board Represent?



Devin I Murphy
John D Rayis
Ann Sperling
Nina A Tran
Kathleen M Nelson
Robert A Miller "Bob"
Thoimas L Keltner
Michael A Stein
Terry Considine
> 25 years
Average tenure: 13 years
-
5.0
10.0
15.0
20.0
25.0
30.0
ISS Quality Score
1
7
10
Low Risk
High Risk

Source: ISS; Green Street; Company filings

THERE IS A CLEAR PATTERN OF VALUE DESTRUCTION IN OUR VIEW

PARKMERCED IS THE MOST RECENT DISPLAY OF POOR CAPITAL ALLOCATION

- In December 2019, the Company announced a subordinate Mezzanine Loan in Parkmerced, a 3,000+ apartment community located in San Francisco
- A bad and complex deal from the start, with the potential for a substantial write down as the tranches of debt senior to AIV's investment trade at a discount today

The latest AIV capital allocation folly

SUMMARY

- At 10% interest, the well-secured Aimco loan to the Parkmerced partnership provides an attractive current return.
- Aimco expects the loan will result in more value than the continued ownership of the properties we plan to sell to fund the loan.
- Aimco believes the option to be 'in the money' by more than $100M today.
- The option, if exercised, provides Aimco a further substantial upside in:
  - The growth of NOI earned by the rent controlled apartment homes;
  - Monetization of the land and vested development rights; and, perhaps,
  - The opportunity for accretive development of new market rate apartment homes, without risk of rent control, in San Francisco, one of the most dynamic apartment markets in the nation.
- The ten-year term of the option provides Aimco a risk-free window on the growth of NOI from the rent controlled apartments before any Aimco decision to exercise the option.
- Similarly, the ten-year term of the option and the development of Phase 1 provide Aimco a risk-free window on the returns to be expected from development of Phases 2-9 before any Aimco decision to exercise the option.

In 1Q20, AIV only received $0.6 million in interest payments on a $275 million loan, equating to a less than 1% interest yield…

Is there really value to option AIV suggesting?

AIV's attempt to manufacture growth has apparently backfired as this great "risk-free" transaction will be left behind at Worse Co.

Source: Company filings

L&B

THE PATTERN OF VALUE DESTRUCTION CONTINUES

SHAREHOLDERS WILL HAVE TO BEAR THE FULL COST OF MANAGEMENT'S MISALIGNED STRATEGIES

- AIV is creating a complex relationship between AIV and AIR despite stating the goal was to simplify AIR
- Is this what simplification looks like?

During the "transition period" AIR will be responsible for property management, administrative services, lease assets and will have a loan on the books to Aimco

Did the Board consider all strategies to maximize value for all shareholders?

They Will Just do it Again and Again



Relationship Between Two Companies

Different Businesses – Independent Oversight

✓ *AIR: stabilized properties*
long-term ownership

✓ *Aimco: complex investments*
short-cycle development

Neither company depends on the other after the transition

After transition, no material intercompany transactions are expected

During Transition

- **Property Management:** AIR will provide property management services to Aimco at market rates, either party can terminate at any time
- **Administrative Services:** AIR will provide customary administrative services to Aimco
- **Leased Assets:** Aimco will lease from AIR and complete development, redevelopment, construction and lease-up of properties currently in process
  - Benefits AIR by completing projects underway, limiting execution risk and vacancy drag
  - Completion expected within three years
  - Future transactions must be approved by independent board members
- **Note Receivable:** AIR will hold a three year, $534m note secured by Aimco's Separate Portfolio ($860m GAV with $200m in first mortgage debt); note is netted against AIR's existing leverage

14

Source: Company filings

SHAREHOLDERS DESERVE TO HAVE THEIR VOICES HEARD ON THE MERITS OF THE SPIN

PLEASE CONSENT TO CALLING OF SPECIAL MEETING ON LAND & BUILDINGS' GOLD REQUEST CARD AS SOON AS POSSIBLE

Potential for Material Shareholder Value Destruction

- AIV's plan to create two separate and distinct publicly traded companies through a reverse spin-off creates a substantial tax for spin shareholders
- The transaction represents a thinly veiled attempt by the Board and management to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the Company, in our view

Shareholders Deserve to Have A Say

- Proposed spin-off would be completed prior to the Company's 2021 Annual Meeting of Shareholders
- By structuring the transaction as a taxable spin-off, the Board and management team have, in our view, also conveniently ducked shareholder approval of this material transaction

Need to Explore All Strategic Alternatives To Realize Value

- Extraordinary appetite by private institutional investors for high-quality apartments
- Was proposed transaction devised with the best interests of shareholders in mind?

Spin could destroy substantial value and should be put to a shareholder vote in our view.

Did the board consider all strategies to maximize value for all shareholders?

L&B

LEGAL DISCLOSURE

The materials in this presentation (the "Materials") are for informational purposes only and may not be relied on by any person for any purpose and are not, and should not be construed as, investment, financial, legal, tax or other advice. The Materials represent the opinions of Land & Buildings Investment Management, LLC, together with its affiliates (collectively "Land & Buildings"), and have been compiled based on or derived from publicly available information. The Materials do not purport to be complete or comprehensive; or constitute an agreement, offer, a solicitation of an offer, or any advice to enter into or conclude any transaction or take or refrain from taking any other course of action (whether on the terms shown therein or otherwise).

The Materials contain "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Land & Buildings' objectives, plans or goals are forward-looking. Any forward-looking statements are based on Land & Buildings' current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Any representation, statement or opinion expressed or implied in any of the Materials is provided in good faith but only on the basis that no reliance will be placed on any of the contents therein. You should obtain your own professional advice and conduct your own independent evaluation with respect to the subject matter therein. Land & Buildings expressly disclaims any responsibility or liability for any loss howsoever arising from any use of or reliance on any of the Materials or any of their contents as a whole or in part by any person, or otherwise howsoever arising in connection with the same. There is no assurance or guarantee with respect to the prices at which any securities of Apartment Investment and Management Company (the "Company") will trade, and such securities may not trade at prices that may be implied herein. Land & Buildings is not under any obligation to provide any updated or additional information or to correct any inaccuracies in the Materials. Funds managed by Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. These funds are in the business of trading, buying and selling securities. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more of such funds or accounts from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information. The Materials shall not constitute an offer to sell or the solicitation of an offer to buy any interests in any fund managed by Land & Buildings.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the Securities and Exchange Commission (the "SEC") by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

LEGAL DISCLOSURE (CONTINUED)

ADDITIONAL INFORMATION

Land & Buildings has made a definitive filing with the SEC of a solicitation statement and an accompanying GOLD request card to be used to solicit requests for the calling of a special meeting of shareholders of the Company to conduct an advisory vote on the proposed-spin off.

LAND & BUILDINGS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE SOLICITATION STATEMENT AND OTHER PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO LAND & BUILDINGS. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, LAND & BUILDINGS WILL PROVIDE COPIES OF THE SOLICITATION STATEMENT AND OTHER PROXY MATERIALS WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT ITS TOLL-FREE NUMBER (877) 456-3507.